UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 19, 2005**

REGAL-BELOIT CORPORATION
(Exact name of registrant as specified in its charter)

Wisconsin	**1-7283**	**39-0875718**
(State of other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 State Street, Beloit, Wisconsin 53511
(Address of principal executive office)

(608) 364-8800
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
□ Precommencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
□ Precommencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On December 19, 2005, Mark J. Gliebe was appointed to the position of President and Chief Operating Officer. Mr. Gliebe, age 44, joined the Company on January 1, 2005 as President of the Electric Motors Group where he had general management responsibilities for the Company's Motors business. Prior to joining the Company, Mr. Gliebe was the General Manager of General Electric's ("GE") Motors & Controls in the GE Consumer & Industrial business unit of GE (a diversified industrial and commercial manufacturing corporation) from June of 2000 to December of 2004. In that position, Mr. Gliebe had general manager responsibilities for GE's motor businesses including Commercial AC motors, HVAC/refrigeration motors, Appliance Motors and Controls, Electric Vehicle Motors and Controls, and the Capacitors business. From January of 1999 to June of 2000, Mr. Gliebe was General Manager of GE Industrial Motors, where he had general manager responsibilities for GE's Industrial Motors business. Each executive officer of the Company is appointed to serve until his or her successor is duly appointed by the Board or his or her earlier removal or resignation from office.

Item 9.01 Financial Statements and Exhibits.

(a) Not Applicable
(b) Not Applicable
(c) Not Applicable
(d) Exhibits: The following exhibit is being furnished herewith:
(99) Press Release of REGAL-BELOIT CORPORATION dated December 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION

Date: December 19, 2005

By: /s/ David A. Barta

Vice President, Chief Financial Officer